SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2012

Commission File Number 000-20181

Sapiens International Corporation N.V.

(Translation of registrant’s name into English)

c/o Landhuis Joonchi

Kaya Richard J. Beaujon z/n

P.O. Box 837

Willemstad,

Curaçao

(599) (9) 7366277

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

On August 21, 2012, Mr. Amit Ben-Yehuda, a director of Sapiens International Corporation, a Curacao corporation (“Sapiens”), resigned from Sapiens’ Board of Directors (the “Board”). Mr. Ben-Yehuda's resignation occurred in connection with a reduction below 10% in the beneficial ownership by Kardan Technologies Ltd. (“Kardan”) of Sapiens' common shares. Mr. Ben-Yehuda serves as Chief Executive Officer and as a director of Kardan.

Mr. Ben-Yehuda had served on the Board since his appointment in connection with the completion of the acquisition by a wholly-owned subsidiary of Sapiens of all of the outstanding shares of FIS Software Ltd. and IDIT I.D.I. Technologies Ltd. in August 2011.

On behalf of the Board, Mr. Guy Bernstein, Sapiens' Chairman of the Board, thanked Mr. Ben-Yehuda for his service to the Board.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sapiens International Corporation N.V. (Registrant)

Date: August 22, 2012	By:	/s/ Roni Giladi
Roni Giladi
Chief Financial Officer

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